SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Global Casinos, Inc.
 (Name of Issuer)

         Common Stock
(Title of Class of Securities)

           379-31N 204
(CUSIP Number)

Clifford L. Neuman, Esq.
1507 Pine Street
Boulder, Colorado 80302
               (303) 449-2100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                            August 26, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.    379-31N 204

(1)      Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

          Frank L. Jennings

(2)      Check the Appropriate Box if a Member       (a) [  ]
           of a Group*                                                  (b) [  ]

(3)      SEC Use Only

(4)      Source of Funds*   WC

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization

           U.S.A.

Number of Shares	(7) Sole Voting Power 250,000
Beneficially Owned	(8) Shared Voting Power 100,000
by Each Reporting	(9) Sole Dispositive Power 250,000
Person With	(10)Shared Dispositive Power 100,000

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person

       350,000 shares

(12)      Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [  ]

(13)      Percent of Class Represented by Amount in Row (11)              12.3%

(14)      Type of Reporting Person*      IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.      SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.05 per share (the "Common Stock") of Global Casinos, Inc., a Utah corporation. The address of the principal executive offices of the Company is 5455 Spine Road, Suite C, Boulder, Colorado 80301.

ITEM 2.      IDENTITY AND BACKGROUND

       (a)-(c)      This Statement is being filed by Frank L. Jennings, whose address is 5455 Spine Road, Suite C, Boulder, Colorado 80301. Mr. Jennings is Principal Executive Officer and Chief Financial Officer of the Company and is a director of the Company.

        (d)-(f)  The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On August 26, 2004, Mr. Jennings purchased 1200,000 shares of the Issuer's common stock as restricted securities at a price of $.20 per share. The consideration was paid in the form of a credit in the amount of $20,000 against Mr. Jennings' accrued receivable for past services rendered to the Company.

       On August 26, 2004, Mr. Jennings was granted options exercisable to purchase an aggregate of 100,000 shares of common stock at an exercise price of $.10 per share (the "Options") in consideration of his service as a director of the Company since 2001.

       On August 26, 2004, Gunpark Management, LLC purchased 100,000 shares of the Issuer's common stock as restricted securities at a price of $.20 per share. The consideration was paid in the form of a credit in the amount of $20,000 against Gunpark Management's accrued receivable for past services rendered to the Company. Mr. Jennings is a 50% managing member of Gunpark Management.

ITEM 4.       PURPOSE OF TRANSACTION

       The shares were acquired by Mr. Jennings for investment. Mr. Jennings reserves the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions. While Mr. Jennings serves an officer and a member of the board of directors of the Issuer, the shares have not been acquired for the specific purpose of influencing control of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

       (a)       At the close of business on August 26, 2004, Mr. Jennings beneficially owned 350,000 shares of Common Stock of the Company.

                  Mr. Jennings would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 350,000 shares of Common Stock. Those securities consist of 100,000 shares of common stock and the Options owned directly by Mr. Jennings and 100,000 shares of common stock held of record by Gunpark Management, LLC. Mr. Jennings is a member in Gunpark Management, LLC. Those securities represent 12.3% of the issued and outstanding shares of Common Stock of the Company, calculated in accordance with Rule 13d-1 under the Exchange Act.

       (b)      Mr. Jennings has the sole voting and dispositive power with respect to all of the Options and 100,000 shares of Common Stock, and shared voting and investment power with respect to 100,000 shares of common stock, identified in Item 5(a) above.

       (c)     The following shares of Common Stock were acquired by Mr. Jennings in the past 60 days:
Date	Consideration	Number of Shares	Ownership
August 26, 2004	$.20 per share	100,000	Frank L. Jennings
August 26, 2004	$.20 per share	100,000	Gunpark Management, LLC

                Mr. Jennings has not sold any shares of common stock during the past sixty (60) days.

       (d)      Not applicable.

       (e)      Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

       None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

       None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 31, 2004 (Date)
/s/ Frank L. Jennings (Signature)
Frank L. Jennings (Name/Title)